United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 3)

Wilshire Financial Services Group Inc
(Name of Issuer)

Common Stock, Par Value $.01
Title of Class of Securities

971867205
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525, (216) 595-1047

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

1/9/2002
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)















1		Name of Reporting Person	HOWARD AMSTER

2	    	If a member group			a)	/  /

							b)	/X/

3        	SEC Use only

4	     	Source of Funds			PF

5	   	Check if Disclosure

6          	Citizenship			USA

Number of Shares		7		Sole Voting		2,355,850
Beneficially
Owned By Each		8		Shared Voting	  254,034
Reporting Person
With				9		Sole Dispositive	2,355,850

				10 		Shared Dispositive  254,034

11	     	Aggregate Amount Beneficially owned		2,599,331

12       	Check if Aggregate Amount (11) Excludes Certain Shares

13       	Percent of Class Represented by amount in row (11)	13.28 %

14       	Type of Reporting Person					IN


























1   		Name of Reporting Person		Amster Trading Company

2		If a member group				a)	/ /

								b)	/X/

3     	SEC Use only

4      	Source of Funds					WC

5		Check if Disclosure

6		Citizenship or Place of Organization	USA

Number of Shares		7  	Sole Voting
Beneficially
Owned By Each		8  	Shared Voting		254,034
Reporting Person With
				9  	Sole Dispositive

				10  	Shared Dispositive	254,034

11		Aggregate Amount Beneficially owned		254,034

12		Check if Aggregate Amount (11) Excludes Certain Shares

13		Percent of Class Represented by amount in row (11) 1.30 %

14		Type of Reporting Person				CO






































1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)	 / /
							b)	/X/

3   	SEC Use only

4	Source of Funds				WC

5	Check if Disclosure

6	Citizenship or Place of Organization USA

Number of shares		7	Sole Voting		243,481
Beneficially
Owned By Each		8	Shared Voting
Reporting Person With
				9	Sole Dispositive	243,481

				10	Shared Dispositive

11	Aggregate Amount Beneficially owned		243,481

12  	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 1.24 %

14	Type of Reporting Person				BD



















There are no changes to the Schedule 13D, as amended except as set forth in this third amendment.


Item 1.	Security and Issuer

Wilshire Financial Services Group Inc. common stock

This Schedule 13D amendment number 3 is being filed because a member of the group acquired a debenture which is convertible into common stock. All share amounts in this amendment assume that the debentures were converted into common stock (which has not occurred and cannot occur until 7/1/02).

Item 3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his individual retirement account, purchased Wilshire Financial Service Group Inc. 8% Convertible
Subordinated Debentures due December 15, 2005 with personal funds without borrowing. The total consideration for the purchase of debentures reported on this amendment is $2,250,000.00, bringing Mr. Amster's total investment to $3,714,100.49.


Item 4.	Purpose of Transaction

On January 9, 2002, Mr. Amster purchased $ 2,250,000.00 of
Wilshire Financial Services Group Inc. 8% Convertible
Subordinated Debentures due December 15, 2005 in a private placement from the Issuer.

At anytime after 7/1/02 and provided that all filings of the Issuer have been made, Mr. Amster has the right to convert his debentures into common stock. The maximum number of shares of common stock that can be issued to Mr. Amster on conversion of the debentures varies from 937,500 to 993,750 shares.


Item 5.  Interest in Securities of the Issuer

Interest in Securities of the Issuer if all Convertible Debentures were converted (at the minimum or maximum conversion terms) to common shares and added to current common stock holdings.

(a)(b) The aggregate amount owned by the Reporting Persons prior to the acquisition of the debentures is 1,859,615 shares or 11.49 % of the outstanding shares.

As a result of the acquisition of the debentures the aggregate amount owned by the Reporting Persons will increase to between 2,797,115 shares and 2,853,365 shares or between 14.43 % and
14.57 % of the outstanding shares.



Howard Amster in his individual retirement accounts owned prior to the acquisition of the debentures 1,362,100 shares or 8.42 % of the outstanding shares.

As a result of the acquisition of the debentures the aggregate amount owned by Mr. Amster will increase to between 2,299,600 shares and 2,355,850 shares or between 11.86 % and 12.03 % of the outstanding shares.

Amster Trading Company owns 254,034 shares or 1.57 % of the outstanding shares prior to the debenture offering or between
1.31 % and 1.30 % of the outstanding shares after the debenture offering.


Ramat Securities Ltd owns 243,481 shares or 1.50 % of the outstanding shares prior to the debenture offering or between
1.26 % and 1.24 % of the outstanding shares after the debenture offering.

c)  	Description of Transaction


Identity		Date		Bonds			Price		Executed By

Howard Amster	1/9/02	$ 2,250,00.00	100		Issuer


Signature.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: 1/16/02



Howard Amster



Amster Trading Company
By:	  Howard Amster
Title:  President



Ramat Securities Ltd.
By:	  David Zlatin
Title:  Principal